UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

China Advanced Construction Materials Group, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

169365 10 3

(CUSIP Number)

Mr. Xianfu Han Mr. Weili He 9 North West Fourth Ring Road Yingu Mansion Suite 1708 Haidian District, Beijing People’s Republic of China 100190 Telephone: +(86) (10) 825 25361

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Squire, Sanders & Dempsey (US) LLP

600 Hansen Way

Palo Alto, California 94304

Attention: Nicholas Unkovic

Telephone: +1.415.954.0275

October 24, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 169365 10 3

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Xianfu Han N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 5,785,750
	8	SHARED VOTING POWER: 8,809,583
	9	SOLE DISPOSITIVE POWER: 5,785,750(1)
	10	SHARED DISPOSITIVE POWER: 8,809,583(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,809,583
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 49.47%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)

Pursuant to a Securities Escrow Agreement dated as of June 11, 2008, by and among the Company, American Stock Transfer and Trust Company, Professional Offshore Opportunity Fund, Ltd., and Messrs. Han and He, 3,500,000 of Mr. Han’s shares were placed in escrow to be released to Mr. Han only if the Company met certain performance milestones as provided for in the Securities Escrow Agreement. The performance milestones were met as of June 30, 2010 and Mr. Han may have such shares returned to him at any time, although they are still held in escrow.

CUSIP No. 169365 10 3

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Weili He
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 3,023,833
	8	SHARED VOTING POWER: 8,809,583
	9	SOLE DISPOSITIVE POWER: 3,023,833(2)
	10	SHARED DISPOSITIVE POWER: 8,809,583(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,809,583
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 49.47%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(2)

Pursuant to a Securities Escrow Agreement dated as of June 11, 2008, by and among the Company, American Stock Transfer and Trust Company, Professional Offshore Opportunity Fund, Ltd., and Messrs. Han and He, 1,500,000 of Mr. He’s shares were placed in escrow to be released to Mr. He only if the Company met certain performance milestones as provided for in the Securities Escrow Agreement. The performance milestones were met as of June 30, 2010 and Mr. He may have such shares returned to him at any time, although they are still held in escrow.

CUSIP No. 169365 10 3

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Novel Gain Holdings Limited N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 8,809,583
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 8,809,583
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,809,583
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 49.47%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

Introductory Note

This Amendment No. 1 (this “Amendment”) to Schedule 13D is filed jointly by Mr. Xianfu Han, the Chairman and Chief Executive Officer of the Registrant, Mr. Weili He, the Vice Chairman and Chief Operating Officer of the Registrant, and Novel Gain Holdings Limited, a company organized under the laws of the British Virgin Islands (“Novel Gain”), (collectively referred to herein as the “Reporting Persons”) with respect to China Advanced Construction Materials Group, Inc. (the “Registrant” or the “Company”). This Amendment amends and supplements the Schedule 13D filed by Mr. Han and Mr. He with the Securities and Exchange Commission on August 8, 2011 (the “Schedule 13D”). Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 2.	Identity and Background.

This Amendment is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the transaction described in Item 4 of this Statement.

This Statement relates to 5,785,750 shares of common stock, par value $0.001 (the “Common Stock”) held by Mr. Xianfu Han and 3,023,833 shares of Common Stock held by Mr. Weili He (collectively, the “Shares”). Mr. Xianfu Han is the Chairman and Chief Executive Officer of the Company, and Mr. Weili He is the Vice Chairman and Chief Operating Officer of the Company. Mr. Han and Mr. He are both citizens of the People’s Republic of China. Novel Gain is a company organized under the laws of the British Virgin Islands and is wholly owned by Mr. Han and Mr. He. The principal business of Novel Gain is to hold, transact or otherwise deal in the securities of the Registrant or otherwise participate in the transaction described in Item 4 below.

The business address of each Reporting Person is 9 North West Fourth Ring Road, Yingu Mansion Suite 1708, Haidian District, Beijing, People’s Republic of China 100190.

During the past five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Pursuant to the Agreement and Plan of Merger, dated as of October 24, 2011 (the “Merger Agreement”), by and among Novel Gain, CACMG Acquisition Inc., a Delaware corporation and a wholly-owned subsidiary of Novel Gain (“Merger Sub”), Mr. Han, Mr. He and the Registrant, on the terms and subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Registrant with the Registrant continuing as the surviving entity and a wholly-owned subsidiary of Novel Gain (the “Merger”).

The Reporting Persons intend to finance the Merger with a combination of debt and/or equity capital; shares of Common Stock may be pledged to secure financing. The Reporting Persons are in discussions with investors that have expressed interest in providing financing to them.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Merger Agreement. Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger, other than (i) shares of Common Stock owned by the Reporting Persons or Merger Sub and (ii) shares of

Common Stock as to which appraisal rights are properly exercised under Delaware law, will be cancelled in exchange for the right to receive US$2.65 in cash, without interest (the “Merger Consideration”). The Merger Agreement provides that at the effective time of the Merger, each option to purchase Common Stock under the Company’s 2009 Equity Incentive Plan whether or not then vested, shall be converted into the right to receive, upon exercise of the option, a cash amount equal to (i) the total number of shares subject to such option immediately prior to the effective time of the merger multiplied by (ii) the excess, if any, of (x) the per share merger consideration over (y) the exercise price payable per share issuable under such option. In addition, at the effective time of the Merger, each warrant to purchase shares of Common Stock that is outstanding and unexercised shall be converted into the right to receive, upon exercise of the warrant, a cash amount equal to (i) the total number of shares subject to such warrant immediately prior to the effective time of the merger multiplied by (ii) the excess, if any, of (x) the per share merger consideration over (y) the exercise price payable per share issuable under such warrant. Also, each share of Company restricted stock, whether or not then vested, shall become fully vested immediately prior to the effective time of the Merger.

The Registrant’s board of directors, acting upon the unanimous recommendation of an independent committee of the board of directors of the Registrant, approved the Merger Agreement and resolved to recommend that the Registrant’s stockholders vote to adopt the Merger Agreement. The independent committee, which is composed solely of directors unrelated to any of the Reporting Persons or Merger Sub, negotiated the terms of the Merger Agreement with the assistance of its legal advisors.

The Registrant has made customary representations and warranties in the Merger Agreement. The Registrant has also agreed to various covenants, including, among other things, subject to certain exceptions: (i) to conduct its business in the ordinary course between the date of the Merger Agreement and the earlier of the Effective Time and the date of termination of the Merger Agreement; (ii) that the Registrant’s board of directors will recommend that the Registrant’s stockholders vote in favor of the adoption of the Merger Agreement; (iii) to take all actions necessary to convene a meeting of stockholders to consider the adoption of the Merger Agreement; and (iv) to cooperate with respect to governmental filings and approvals, public disclosure, employee benefits and other matters. The Registrant is permitted to solicit inquiries, provide confidential information, and enter into and maintain discussions or negotiations in connection with alternative transaction proposals for a “go-shop” period of 60 days following the signing of the Merger Agreement. After such period, the Registrant may not solicit alternative transaction proposals or enter into discussions concerning, or provide confidential information in connection with, any alternative transaction proposal (subject to the fulfillment of certain fiduciary duties of the board of directors of the Registrant).

Novel Gain and Merger Sub have, jointly and severally, made customary representations, warranties and covenants.

Completion of the Merger is subject to customary closing conditions, including (i) the affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Common Stock in favor of the adoption of the Merger Agreement; (ii) the absence of any law or order preventing the consummation of the Merger or the other transactions contemplated by the Merger Agreement; (iii) material compliance by each party with its obligations under the Merger Agreement; (iv) subject to certain materiality exceptions, the accuracy of the representations and warranties made by the respective parties to the Merger Agreement; (v) the absence of any effect, change, event or occurrence that has had, or would reasonably be expected to have, a Material Adverse Effect (as defined in the Merger Agreement); and (vi) the absence of any effect, change, event or occurrence that has had, or would reasonably be expected to have, a Parent Material Adverse Effect (as defined in the Merger Agreement).

The Merger Agreement contains certain termination rights for Novel Gain and the Registrant, including, among others, the right to terminate if (i) the Merger is not consummated on or before June 30, 2012, (ii) any governmental entity that must grant regulatory approval has denied approval of the Merger, or (iii) by the mutual written agreement of the parties. Further, at any time prior to the Effective Time, the Merger Agreement may be terminated by the Registrant (i) if the Registrant enters into an acquisition agreement relating to a Superior Proposal (as defined in the Merger Agreement), (ii) if there is an uncured breach of any of Novel Gain’s or Merger Sub’s representations, warranties or covenants, (iii) if Novel Gain and Merger Sub fail to consummate the Merger within two business days following the date on which all the conditions to the obligation of each of Novel Gain, Merger Sub and the Registrant to effect the Merger have been fulfilled or waived, or (iv) for any reason prior to the delivery of an executed financing agreement by the Reporting Persons. At any time prior to the Effective Time, the Merger Agreement may be terminated by Novel Gain if (i) the board of directors of the Registrant effects and has not withdrawn a Change of Recommendation (as defined in the Merger Agreement) or (ii) there is an uncured breach of any of the Registrant’s representations, warranties or covenants.

The Registrant must pay a termination fee of US$500,000 if (i) the Registrant terminates the Merger Agreement to enter into an acquisition agreement relating to a Superior Proposal, (ii) termination occurs under certain circumstances by the Registrant or Novel Gain after an Alternative Transaction Proposal (as defined in the Merger Agreement) is publicly disclosed and not withdrawn after December 23, 2011 and receipt of the Facility Agreement (as defined in the Merger Agreement), assuming that within 12 months after such termination, such Alternative Transaction Proposal shall have been consummated or any definitive written agreement with respect to such alternative transaction proposal, (iii) Novel Gain terminates the Merger Agreement due to the uncured breach of any of the Registrant’s representations, warranties or covenants, or (iv) Novel Gain terminates the Merger Agreement pursuant to a Change of Recommendation by the board of directors of the Registrant.

Novel Gain must pay a termination fee of US$1,500,000 if the Registrant terminates the Merger Agreement due to (i) an uncured breach of any of Novel Gain’s or Merger Sub’s representations, warranties or covenants, (ii) the failure of Novel Gain and Merger Sub to consummate the Merger within two business days following the date on which all the conditions to the obligation of each of Novel Gain, Merger Sub and the Registrant to effect the Merger have been fulfilled or waived, or (iii) if the Registrant terminates the Merger Agreement without the Reporting Persons having delivered an executed financing agreement and such termination is more than 60 days following the date of the Merger Agreement. If the Registrant terminates the Merger Agreement without the Reporting Persons having delivered an executed financing agreement and such termination is more than 90 days following the date of the Merger Agreement, then the termination fee payable by Novel Gain is increased to US$2,500,000.

Following the consummation of the Merger, the shares of Common Stock will cease to be listed on NASDAQ and will cease to be registered under Section 12 of the Securities Exchange Act of 1934, and the Registrant will be a wholly-owned subsidiary of Novel Gain. In addition, at the Effective Time, each of the certificate of incorporation and bylaws of the surviving corporation shall be amended in its entirety to read as the certificate of incorporation and bylaws, respectively, of Merger Sub, in each case except to the extent necessary to reflect that the name of the surviving corporation shall remain China Advanced Construction Materials Group, Inc.

The foregoing description of the Merger Agreement, the Merger and the other agreements and transactions related thereto does not purport to be complete and is subject to and qualified in its entirety by reference to the complete text of such documents, which is incorporated by reference in this Schedule 13D.

On October 24, 2011, the Registrant announced the Merger in a press release and furnished to the SEC a report on Form 8-K regarding the Merger.

Rollover Agreement. Pursuant to the Rollover Agreement, at the Effective Time, each of Mr. Han and Mr. He will contribute to Novel Gain all of the shares of Common Stock owned by them, an aggregate of 8,809,583 shares, at a value of US$2.65, in exchange for cash or equity securities of Novel Gain of equivalent value.

The foregoing description of the Rollover Agreement is subject to and qualified in its entirety by reference to the complete text of the Rollover Agreement which is attached hereto as Exhibit 99.3 and incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

(a)-(b) Mr. Han and Mr. He own 65% and 35%, respectively, of Novel Gain. By virtue of such ownership and the Rollover Agreement, Novel Gain may be deemed to share voting and dispositive power over the shares of Common Stock owned by Mr. Han and Mr. He.

(c) During the 60 days preceding the filing of this Amendment, none of the Reporting Persons has effected any transactions in the Common Stock.

(d)-(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On October 24, 2011, the Reporting Persons entered into the Merger Agreement and the Rollover Agreement. The descriptions of each of the Merger Agreement and the Rollover Agreement included in Items 3 and 4 above are incorporated herein by reference. The summaries of such agreements contained in this Amendment are subject to and qualified in their entirety by the full text of such agreements referred to in Exhibits 99.2 and 99.3 hereto, respectively, and incorporated herein by reference.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1. Joint Filing Agreement

Exhibit 99.2. Merger Agreement, dated October 24, 2011 (incorporated by reference to Exhibit 2.1 to the Form 8-K filed with the SEC on October 24, 2011)

Exhibit 99.3. Rollover Agreement, dated October 24, 2011

Exhibit 99.4. Xianfu Han Power of Attorney (incorporated by reference to Exhibit 99.4 to the Schedule 13D filed with the SEC on August 8, 2011)

Exhibit 99.5. Weili He Power of Attorney (incorporated by reference to Exhibit 99.5 to the Schedule 13D filed with the SEC on August 8, 2011)

Exhibit 99.6 Novel Gain Holdings Limited Power of Attorney

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2011

XIANFU HAN

By:	/s/ Nicholas Unkovic

Name:	Nicholas Unkovic, attorney-in-fact

WEILI HE

By:	/s/ Nicholas Unkovic

Name:	Nicholas Unkovic, attorney-in-fact

NOVEL GAIN HOLDINGS LIMITED

By:	/s/ Nicholas Unkovic

Name: Nicholas Unkovic
Title: attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement

99.2	Merger Agreement, dated October 24, 2011 (incorporated by reference to Exhibit 2.1 to the Form 8-K filed with the SEC on October 24, 2011)

99.3	Rollover Agreement, dated October 24, 2011

99.4	Xianfu Han Power of Attorney (incorporated by reference to Exhibit 99.4 to the Schedule 13D filed with the SEC on August 8, 2011)

99.5	Weili He Power of Attorney (incorporated by reference to Exhibit 99.5 to the Schedule 13D filed with the SEC on August 8, 2011)

99.6	Novel Gain Holdings Limited Power of Attorney